Exhibit 99.2

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTRODUCTION

The following discussion of the operating results and financial position of Jaguar Mining Inc. (“Jaguar" or the "Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended December 31, 2007 and 2006 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended June 30, 2008 and 2007.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and the annual audited financial statements have been reconciled to U.S. generally accepted accounting principles.

The discussion and analysis contained in this MD&A are as of August 11, 2008.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of this discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2007, filed on SEDAR and available at www.sedar.com,  and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov on EDGAR. Further information about the Company is available on its corporate website www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.   U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS

Jaguar is engaged in gold production and in the acquisition, exploration, development and operation of gold producing properties in the Iron Quadrangle region of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais.  Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the northeast of Brazil covering 159,000 acres.  In addition, the Company may consider the acquisition and subsequent exploration, development and operation of non-gold mineral properties in Brazil.

The Company is currently producing gold at its Turmalina, and Sabará operations.  Paciência is in the commissioning phase, and its first gold pour occurred on July 24, 2008.  The Company is also finalizing NI 43-101 feasibility study technical reports for its Caeté Project and the Phase I expansion of the Turmalina operation, which the Company plans to file on SEDAR during August of 2008.

The Company believes that it is one of the fastest growing gold producers in the world. The Company’s goal is to become a mid-sized gold producer and to increase gold output nearly ten-fold from the 70,000 ounces produced in 2007 to nearly 700,000 ounces by 2014. Coupled with existing cash on hand, and based on the Company’s assumptions concerning production costs, foreign currency exchange rates, forward gold prices and limited borrowings, the Company believes it has a fully funded plan. A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, and other variables, used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2007, dated March 24, 2008, and is available on SEDAR at www.sedar.com.

The Company believes that the development initiatives it has carried out to date, which include over 20 km of underground development at its properties in Minas Gerais, give it a reasonable basis to express confidence that sufficient mineral resources exist and additional resources will be identified to reach and sustain its production targets for the foreseeable future. The Company’s primary properties remain open at depth and along strike. Given the management team's extensive experience operating in the Iron Quadrangle, coupled with the geological characteristics of other gold operations in the same district, management believes the identification of additional gold resources to meet the Company’s production targets will not be a constraining issue.

The Company believes it has a cost structure that places it in a highly competitive position compared to other mid-sized gold producers.  The Company believes that it experiences significantly lower capital costs per installed ounce of capacity, than many of its competitors in large part due to the shallow nature of its underground operations.

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION

Production

During the quarter ended June 30, 2008, the Company produced a total of 20,782 ounces of gold at Sabará and Turmalina at an average cash operating cost of $455 per ounce compared to 17,188 ounces at an average cash operating cost of $328 per ounce during the same period last year. Turmalina operations, at a cash operating cost of $390 per ounce accounted for 78% of the Company’s total production.  Cash operating costs for the quarter ended June 30, 2008 were impacted by lower grades at Sabará and Turmalina, and the weaker US dollar (“US$”) compared to the Brazilian real (“R$”).  On a per ton of ore basis, mining and processing costs at Sabará and Turmalina were on budget.  However, as run-of-mine grades were lower, particularly at Turmalina due to unexpected dilution, on a per ounce of gold basis, cash operating costs increased. Over half of the increase in average cash operating costs can be attributed to the weakness of the US$.  The average exchange rate for the quarter ended June 30, 2008 was R$1.66/US$1.00 compared to R$1.98/US$1.00 for the quarter ended June 30, 2007. Other factors contributed to higher cash operating costs, which are explained below under the sections Turmalina - Operations and Sabará - Operations.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

          During the quarter ended June 30, 2008, commissioning continued at Paciência and the first gold pour occurred on July 24, 2008 for a total of 400 ounces of gold poured into doré.

As a result of a four-week delay in the commissioning at Paciência, which was caused by a seam in the tailings pond liner (see below under Production and Operating Performance for a more detailed discussion) management reassessed its FY 2008 production targets and full year estimated cash production costs.  The revised production and cost figures are as follows:

Operation	1ST Half 2008 Production	2nd Half 2008 Production	FY 2008 Est. Production	FY 2008 Est. Cash Cost
	(oz)	(oz)	(oz)	($/oz)
Turmalina	33,476	41,524-46,524	75,000-80,000	$365-380
Paciência	-	25,000-30,000	25,000-30,000	$520-535
Sabará	8,719	9,281-11,281	18,000-20,000	$600-620
Total	42,195	75,805-87,805	118,000-130,000	$435-450
Note: Estimated cash costs based on actual 1st half exchange rate of R$1.69/US$1.00 and estimated 2nd half exchange rate of R$1.65/US$1.00.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Production and Operating Performance

The following tables set forth certain operating data at Sabará and Turmalina for the quarters and six months ended June 30, 2008 and 2007.

Quarter Ended June 30, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	134	1.43	0.94	4,461	$22.70	$693.00
Turmalina	122	4.81	4.22	16,321	53.40	390.00
Total	256	3.04	2.54	20,782	$37.30	$455.00

Quarter Ended June 30, 2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	139	2.11	1.41	6,605	$21.40	$440.00
Turmalina	91	4.98	4.15	10,583	38.20	258.00
Total	230	3.24	2.49	17,188	$28.00	$328.00

Six Months Ended June 30, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	243	1.51	1.01	8,719	$22.50	$645.00
Turmalina	224	5.22	4.59	33,476	58.10	389.00
Total	467	3.29	2.72	42,195	$39.60	$442.00

Six Months Ended June 30, 2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	214	2.39	1.59	11,311	$24.50	$414.00
Turmalina	154	4.97	4.29	18,006	35.20	236.00
Total	368	3.46	2.71	29,317	$28.90	$305.00

The Company’s operations, project development and exploration during the quarter ended June 30, 2008 are described below.

Turmalina
Operations

Turmalina is an underground mine transitioning from the “sublevel stoping with paste fill” to a predominantly “cut and fill” mining methods.  Turmalina is currently processing 1,300 tonnes per day (“tpd”) of ore in its carbon-in-pulp (“CIP”) plant, which is the design operating level.

During the quarter ended June 30, 2008, Turmalina produced 16,321 ounces of gold at a cash operating cost of $390 per ounce compared to 10,583 ounces at a cash operating cost of $258 per ounce during the quarter ended June 30, 2007.   Ore production at Turmalina totaled 127,892 tonnes at an average ROM grade of 4.60 g/t.  The ore processed through the mill totaled 122,336 tonnes at an average feed grade of 4.81 g/t.  The average gold recovery grade was 88%, slightly below the design rate of 90%.   The difference in the gold recovery rate was caused largely by the variability of ore feed grades, which have been impacted by unplanned dilution caused by unanticipated rock mechanics issues.  To address the unplanned dilution, the Company decided to transition the mining method from sublevel stoping to cut and fill.  The implementation of the cut and fill method at other ore bodies at Turmalina has shown significant improvements over sublevel stoping.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Exploration - Brownfield

Based on the Turmalina Expansion feasibility study, the Company recently added an estimated 1,265,802 tonnes at an average 3.12 g/t containing 126,879 ounces of proven and probable gold reserves to the Turmalina reserve base.  The Company expects to file the NI 43-101 feasibility study technical report on SEDAR during August of 2008.  Preliminary engineering to expand the processing circuits above ground at Turmalina is underway.  The Company expects start-up of the expansion during the quarter ending March 31, 2009.

Jaguar is currently carrying out trenching and in-fill drilling in the Satinoco area of the Turmalina Mine.  To-date, 18 drill holes totaling 4,303m have been completed.  The most relevant drill results, which indicate the mineralization is open at depth, are shown in the table below:

Hole	Mineralized Intervals
	From	To	Grade	Length
FSN-114	337.80	342.20	1.07	4.40
FSN-115	64.70	67.80	2.50	3.10
FSN-116	111.80	113.10	2.24	1.30
FSN-121	15.45	29.25	3.90	13.80
FSN-125	109.00	112.50	1.95	3.50
FSN-129	311.00	312.00	2.34	1.00
	317.00	319.00	4.25	2.00
FSN-130	122.00	124.00	9.12	2.00
	131.00	133.05	3.85	2.05
FSN-132	79.00	80.00	6.40	1.00
FSN-133	83.00	85.00	5.85	2.00
        Note: Not all holes represent true width

Drill holes FSN-115, FSN-132 and FSN-133 led to the discovery of a new zone of mineralization in the Satinoco structure, 100 m to the southwest of the existing resource base.  Although not considered in the Phase I feasibility study for the expansion of Turmalina, these new drill results further enhance the economics for this initiative.

In addition, the Company is currently drilling to a depth of 850 m to confirm the continuity of the Turmalina Mine’s Main and Northeast ore bodies to this depth.

Sabará
Operations

Sabará is an above ground mine from which oxide ore is processed at a 1,500 tpd carbon-in-column (“CIC”) plant.

During the quarter ended June 30, 2008, Sabará produced 4,461 ounces of gold at an average cash operating cost of $693 per ounce.  Cash operating costs in the quarter were primarily impacted by lower ore grades.  The feed grade of ore processed in the quarter ended June 30, 2008 averaged 1.43 g/t compared to 2.1 g/t in the quarter ended June 30, 2007.

In order to add oxide resources to feed the Sabará Plant and thereby increase its mine life, the Company developed an exploration program at Sabará and Caeté in a 15,000 hectare area.  The primary target, a new oxide, high grade zone located near the Sabará Plant, is called Serra Paraíso. The Company recently received the permits necessary to commence mining at the Serra Paraíso mineralized zone.  Pre-stripping operations have begun and mining is expected to commence late in the quarter ending September 30, 2008. Management expects production from the Serra Paraíso Target will reduce cash operating costs for the Sabará operation.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Exploration - Greenfield

During 2007, the Company concluded drilling activities at the Serra Paraíso Target, which included 60 drill holes totaling 4,590 meters. The main results from the Company’s drilling program are presented below:

Serra Paraíso Target - Main Drill Results
Hole	Intervals
	From (m)	To (m)	Grade (g/t)	Length (m)
FLV-001	57.90	62.15	6.53	4.25
	78.75	79.70	15.67	0.95
FLV-003	44.05	47.05	2.70	3.00
FLV-005	38.15	45.20	2.10	7.05
	47.80	50.70	2.02	2.90
FLV-006	48.40	49.40	4.25	1.00
FLV-007	22.35	27.15	6.32	4.80
	49.05	50.35	22.00	1.30
FLV-011	9.50	10.50	5.13	1.00
	28.90	30.90	2.49	2.00
FLV-014	19.50	23.90	2.45	4.40
FLV-018	22.60	29.45	3.12	6.85
FLV-020	72.20	74.60	3.25	2.40
	87.15	90.05	4.18	2.90
FLV-023	81.50	83.80	9.21	2.30
	87.95	89.20	7.48	1.25
	95.80	99.10	4.51	3.30
FLV-024	19.45	23.55	1.89	4.10
FLV-025	80.80	81.80	8.78	1.00
FLV-027	96.05	98.45	1.93	2.40
FLV-029	68.00	70.15	6.60	2.15
FLV-030	98.45	103.10	2.38	4.65
FLV-031	96.40	98.75	2.02	2.35
FLV-033	50.10	51.40	4.75	1.30
FLV-035	95.95	100.85	1.72	4.90
FLV-036	58.80	66.45	3.26	7.65
FLV-040	40.25	41.20	4.30	0.95
FLV-041	33.50	35.50	27.13	2.00
FLV-045	28.25	32.10	2.01	3.85
FSP-002	34.10	40.80	5.38	6.70
FSP-004	33.30	35.45	5.95	2.15
FSP-005	57.75	62.75	2.20	5.00
FSP-006	11.55	13.55	2.58	2.00
FSP-007	27.40	29.15	2.02	1.75
FSP-009	11.55	14.70	2.04	3.15
FSP-013	78.10	81.70	1.86	3.60
Note: Not all holes represent true width

Results of metallurgical recovery tests have confirmed that ore from the Serra Paraíso Target can be treated at Jaguar’s nearby Sabará Plant.

In addition, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Preliminary results are encouraging and have given rise to a defined drill program.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Paciência
Operations

                Paciência’s Santa Isabel Mine is an underground mine utilizing the cut and fill mining method and a treated tailings backfill system. Ore produced at the Santa Isabel Mine is transported to the new 1,800 tpd CIP processing plant, which is currently under commissioning.

Commissioning of the Paciência operation was interrupted for approximately four weeks during the quarter ended June 30, 2008 to repair a seam in the tailings pond liner which was improperly installed by a contractor.  During the initial charging and testing of the tailings facility, a leak was detected by sub-surface monitors and ramp-up was delayed.  There was no discharge from the tailings pond.  It took approximately four weeks to properly repair and test the affected portion of the liner and commissioning resumed.

As of mid-July, the Paciência Plant is processing approximately 1,200 tpd averaging 2.2 to 2.4 g/t.  The Paciência operation is designed to process 1,800 tpd of ore at an average run-of-mine grade of 4.4 g/t.  During the commissioning, the Company was able to achieve the design milling rate of 1,800 tpd for a period of time.  The first gold pour occurred on July 24, 2008 for a total of 400 ounces of gold poured into doré, which was then shipped to a nearby refinery for further treatment and sale.

Given the delay in the commissioning of the Paciência operation, Jaguar has revised its 2008 gold production outlook for the Paciência operation to between 25,000 oz. to 30,000 oz.  The Company had previously estimated 2008 production for this new facility could reach 49,000 oz.

Exploration - Brownfield

During the quarter ended June 30, 2008, the Company continued its exploration program in the NW01 and Conglomerates Targets, including drifts for mine development, to add additional tonnes vertically and horizontally and further increase the resource base for the Paciência Project.  Jaguar plans to drill 2,000 m at the NW01 Target in 2008.  At the Conglomerates Target, the Company is conducting a 9,000 m in-fill drilling program in order to evaluate a 200,000-oz pre NI 43-101 resource base.  To-date, 26 drill holes totaling 6,746 m have been completed.  The main results from Jaguar’s drilling program on the Conglomerates Target are presented below:

Hole
	From (m)	To (m)	Grade (g/t)	Length (m)
FPL-02A	277.95	279.70	20.14	1.75
FPL-04	202.25	204.80	6.74	2.55
FPL-05	141.30	142.20	6.12	0.90
FPL-07	318.20	318.60	1.98	0.40
FPL-08	219.80	220.30	1.85	0.50
FPL-09	303.90	304.40	3.38	0.50
FPL-11	315.90	316.00	20.75	0.10
FPL-12	336.35	339.05	3.96	2.70
FPL-14	348.10	348.45	1.53	0.35
FPL-18	320.90	321.70	1.09	0.80
FPL-20	286.30	286.70	4.30	0.40
FPL-23	304.10	305.95	1.44	1.40
FPL-24	235.90	236.75	10.50	0.85
FPL-25	228.70	231.55	3.65	2.85
                   Note: Not all holes represent true width

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Caeté Project
Development

Jaguar’s Board of Directors has approved Phase I (700,000 tpy) feasibility study of the Caeté Project and construction is underway.  During the development of the feasibility study, Jaguar increased the overall scope and size of the project from 600,000 tpy to 1.1 million tpy of ore mined and processed.  Jaguar’s management elected to extend the timing of the feasibility study in order to combine two expansion phases.  As a result of combining the first two expansion phases, the average annual gold production was raised from 93,000 oz/yr to 140,000 oz/yr, within the scope of the feasibility study.  The Company expects to file the feasibility study on SEDAR in August of 2008, which is later than originally expected as a result of the decision to combine two expansion phases prior to completing the study.

Based on the feasibility study, the Company has initiated civil works for the milling and treatment circuits on the site of Jaguar’s previously operated CIC processing plant.  This regional processing plant will treat ore mined at Jaguar’s Pilar and Roça Grande mines.  The Company intends to use a combination of cut and fill and selective stoping methods at both mines, which contemplates a treated tailings backfill system.  The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit along with a leaching and carbon-in-pulp adsorption/desorption/recovery (“CIP-ADR”) plant to process.  All necessary permits and licenses for the construction and commissioning phase have been received.  The Company expects that commissioning operations at the Caeté Project will begin in Q3 2009.

The feasibility study is being prepared for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine Services, LLC (“TechnoMine”).  Based on the results of the feasibility study, the after-tax net cash flow of the Caeté Project is estimated at $171 million using the following criteria:

Estimated Mineral Reserves:      6,106,200 t @ 4.57 g/t Au, containing approximately 897,200 oz of gold
Mill Feed Grade:                           4.43 g/t Au
Mining Rate:                                 1.1 million tpy (Phase I - 700,000 tpy)
Process Recovery:                        92.6%
Annual Average Production:     140,000 oz per year (Phase I - 93,000 oz per year)
Mine Life:                                      7 years
Begin Commissioning:                 Q3 2009
Total Investment:                         $134.8 million (Phase I - $90.5 million)
Average Cash Cost:                     $344 per oz
Total Production Cost:                $511 per oz, including invested capital
Exchange Rate:                             Construction Period: R$1.69 = US$1
                         Operating Period: R$1.88 = US$1
Gold Price:                                      $834 per oz
IRR:                                                 24.2% per year
NPV @ 0%:                                    $178.8 million after tax

As the Company continues further development at both Roça Grande and Pilar Mines, management anticipates additional conversion of existing identified resources and the discovery of new resources to be brought into the mine plan, which will further improve the overall economics for the project.

Exploration - Brownfield

The Company is conducting drilling at three additional targets in close proximity to the new Caeté treatment and processing plant.  It is expected that any additional resources identified at the target will be processed at the new site.

On the first target, the Company is conducting drilling to evaluate the extension of the mineralization at depth. To date, 19 drill holes totaling 5,900 m have been completed at depths of up to 480 m.  The Company expects to conclude this phase of the drill program in August of 2008.  The drilling results acquired to-date on this first new target are presented below:

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Hole	From (m)	To (m)	Au Grade (g/t)	Length (m)
FJV-22	265.50	266.50	2.93	1.70
	269.20	270.15	2.44	0.95
FJV-23	296.30	299.25	2.49	2.95
FJV-24	285.75	286.75	2.05	0.95
FJV-25	291.85	292.70	1.94	0.85
	295.05	299.10	2.20	4.05
	310.55	311.35	3.62	0.80
	349.40	350.95	5.11	1.55
FJV-26	227.50	228.45	2.75	0.95
	232.20	233.10	2.18	0.90
FJV-27	201.05	203.05	3.96	2.00
	324.65	325.50	1.91	0.85
	326.45	327.45	1.60	1.00
	330.45	331.35	5.13	0.90
	331.35	336.20	1.24	4.85
	339.15	340.15	14.85	1.00
	342.15	343.15	2.47	1.00
	351.95	354.45	4.58	3.50
FJV-28	291.75	295.50	8.17	3.75
	299.35	300.25	4.93	0.90
FJV-29	221.80	222.80	3.35	1.00
FJV-30	293.80	297.70	1.56	3.90
	301.45	303.40	5.25	1.95
	306.30	307.20	1.24	0.90
	309.20	310.15	2.35	0.95
FJV-31	318.30	319.20	4.42	0.90
	319.20	321.20	1.23	2.00
	323.15	324.10	1.45	0.95
	329.85	331.70	7.28	1.85
FJV-32	392.85	393.85	1.39	1.00
FJV-33	415.80	416.80	1.00	1.00
FJV-34	324.80	325.80	4.80	1.00
	327.70	328.55	3.19	0.85
FJV-35	311.45	312.45	1.88	1.00
	320.05	321.90	2.27	1.85
FJV-36	266.30	267.30	1.23	1.00
FJV-37	305.65	307.50	1.62	1.85
	315.10	316.10	2.69	1.00
	323.80	324.80	20.65	1.00
	328.55	333.30	1.16	3.75
	339.10	343.85	2.08	4.75

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Hole	From (m)	To (m)	Au Grade (g/t)	Length (m)
FJV-38	203.65	205.60	1.75	1.95
	208.55	213.40	3.92	4.85
	349.55	352.15	4.04	2.60
	354.10	356.00	6.50	1.90
FJV-39	202.40	206.20	5.38	3.80
	345.65	348.45	5.61	2.80
FJV-40	317.10	323.70	6.40	6.60
                                    Note: Not all holes represent true width

Two additional targets are located in the same host structure as the Roça Grande ore bodies.  Exploration conducted previously in the area by former owners led to a pre NI 43-101 resource base of 800,000 t @ 2.44 g/t containing 63,000 oz of gold.  Jaguar is conducting a 3,000-m drill program at these targets to delineate a resource to meet NI 43-101 standards.  To date, 18 drill holes totalling 1,100 m have been completed.  The most promising results from Jaguar’s drilling program on these two new targets are presented below:

Hole
	From (m)	To (m)	Grade (g/t)	Length (m)
FCM-13	20.65	24.20	2.20	3.55
FCM-14	16.40	17.10	7.93	0.70
	23.10	24.05	13.67	0.95
FCM-15	7.05	9.10	3.49	2.05
FCM-18	20.45	26.05	1.26	5.60
FCM-20	17.35	20.50	2.26	3.15
FCM-21	21.90	23.85	15.76	1.95
FCM-24	44.80	49.15	6.00	4.35
FCM-25	37.40	39.30	4.47	1.90
FMC-26	36.80	39.15	2.66	2.35
FCM-27	67.05	70.05	1.53	3.00
	77.55	82.75	1.37	5.20
	91.25	94.00	2.55	2.75
	96.60	105.00	2.27	8.40
                                    Note: Not all holes represent true width

           All the drill results contained in this MD&A were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC.  Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101.  SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.

Mineral Resources and Reserves

The tables below reflect the estimated mineral resource and reserve information available to Jaguar as of July 29, 2008, except as noted below.  Ivan C. Machado, M.Sc., P.E., P.Eng. revised the Company’s resources and reserves.  Mr. Machado is a Qualified Person as such term is defined in NI 43-101.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Table 1 - Summary of Estimated Mineral Resources*

	RESOURCES (tonnage and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Sabará
Sabará	198,230	2.11	541,380	1.96	739,610	2.00	329,450	2.01	47,560	21,290
Other(1)	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,020	104,100
Paciência
Santa Isabel(2) Other(1)	871,170 1,642,000	5.59 3.68	1,702,230 1,567,000	5.00 3.97	2,573,400 3,209,000	5.20 3.82	420,700 500,000	5.44 5.00	430,260 394,040	73,580 80,380
Caeté Project
Pilar(3) Roça Grande(3)	1,355,378 3,340,207	5.71 3.30	1,249,154 3,396,617	5.73 4.59	2,604,532 6,736,824	5.72 3.95	1,620,584 1,377,260	6.59 4.43	478,754 855,660	343,293 196,387
Turmalina
Faina and Pontal(4) Principal and NE Satinoco(5)	339,600 276,000 525,418	5.64 6.10 3.53	1,191,000 2,577,000 1,098,512	5.70 7.10 3.23	1,530,600 2,854,000 1,623,930	5.69 7.00 3.33	120,000 1,027,000 479,741	5.70 6.40 3.70	280,000 644,000 173,709	22,000 211,000 57,112
TOTAL IN SITU RESOURCES					23,095,096	4.74	6,704,735	5.15	3,519,003	1,109,142

Table 2 - Summary of Estimated Mineral Reserves*

	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Sabará
Sabará	156,730	1.86	351,880	1.65	508,610	1.71	27,970
Turmalina
Principal and NE	234,000	5.50	2,682,000	6.30	2,916,000	6.30	587,000
Satinoco	372,803	3.43	892,999	2.99	1,265,802	3.12	126,879
Paciência
Santa Isabel(2)	987,900	4.52	1,726,000	4.52	2,713,900	4.52	394,450
Caeté
Pilar[3] Roça Grande[3]	1,125,655 1,807,171	5.13 3.38	1,258,691 1,914,645	5.02 5.06	2,384,346 3,721,816	5.08 4.25	389,168 508,034
TOTAL	4,684,259	4.10	8,826,215	4.98	13,510,474	4.69	2,033,501	**

* Mineral resources listed in Table 1 include mineral reserves listed in Table 2. Some columns and rows may not total due to rounding.

** Estimated resources and reserves as at July 21, 2008 are lower than indicated in Tables 1 and 2, as such figures do not take into account 2007 production or the amount of gold rejected to the tailings at the Turmalina operations.  2007 Turmalina production was 347,000 tonnes at 5.10 grams per tonne containing 45,527 ounces of gold.  In addition, figures do not reflect test mining production at Paciência during 2006 of 21,742 tonnes at 3.23 grams per tonne containing 2,260 ounces of gold.

(1) TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.

(2) TechnoMine NI 43-101 Feasibility Study Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.

(3) TechnoMine NI 43-101 Feasibility Study Technical Report on the Caeté Gold Project, which is currently being prepared and which the Company expects to file on SEDAR in August 2008.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

(4)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.

(5)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project, which is currently being prepared and which the Company expects to file on SEDAR in August 2008.

The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Gold Project Technical Report, the Turmalina Gold Project Technical Report, the Satinoco Target Feasibility Study Technical Report, the Paciência Gold Project Santa Isabel Mine Feasibility Study Report and the Caeté Gold Project Feasibility Study Technical Report is Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.

Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) prepared NI 43-101 Technical Reports for Sabará and Turmalina, dated February 17, 2006 and July 31, 2006, respectively, and filed on SEDAR on March 2, 2006 and August 1, 2006, respectively.  These reports have not been updated to reflect any new information since the dates of the reports, including, but not limited to, resources and reserves, mine and plant production, metallurgy, operating and capital costs and environmental data.  The Qualified Persons who prepared the reports were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow and Mr. Valliant are employees of Scott Wilson RPA and are independent for the purposes of NI 43-101.

OVERVIEW

During the quarter ended June 30, 2008, the market price of gold (London PM fix) traded in a range of $853 to $946, and averaged $896. This was approximately 34% higher than the average price for the quarter ended June 30, 2007. The average market price of gold for the six month period ended June 30, 2008 was $911, which is 38% higher than the average price for the same period in 2007.  The price performance of gold was marked with high levels of volatility. Gold has continued to be influenced by interest rate cuts, volatility in the credit and financial markets, strong investment demand and inflation expectations. A 10% change in the average market price of gold during the quarter ended June 30, 2008 would have changed income before income taxes approximately $2.1 million.

The Company reports its financial statements in US$, however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or R$.  The continued weak US$ caused our costs reported in US$ to increase for the quarter ended June 30, 2008. The average rates of exchange for the Cdn.$ per US$1.00 for the quarter ended June 30, 2008 and the quarter ended June 30, 2007 were 1.01 and 1.10 respectively.  The average rates of exchange for the R$ per US$1.00 for the quarter ended June 30, 2008 and the quarter ended June 30, 2007 were 1.66 and 1.98 respectively. A 10% change in the average rates of exchange during the quarter ended June 30, 2008 would have changed income before income taxes approximately $1.4 million.

Summary of Quarterly Results

The following chart summarizes our quarterly results of operations for the previous eight quarters:

	Three Months Ended
(unaudited) ($ in 000s, except per share amounts)	30-Jun 2008	31-Mar 2008	31-Dec 2007	30-Sep 2007	30-Jun 2007	31-Mar 2007	31-Dec 2006	30-Sep 2006
Net sales	$21,187	$18,797	$14,915	$14,962	$11,415	$6,542	$6,304	$7,279
Net income (loss)	(351)	839	(14,825)	(8,654)	(3,685)	(496)	(6,181)	2,441
Basic and diluted earnings per share	(0.01)	0.01	(0.28)	(0.16)	(0.07)	(0.01)	(0.13)	0.05

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Key Operating Results

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
(unaudited)
($ in 000s, except per share amounts and shares outstanding)
Gold sales	$21,187	$11,415	$39,984	$17,957
Ounces sold	23,537	17,177	43,881	27,062
Average sales price $ / ounce	900	665	911	664
Gross profit	6,013	4,342	13,349	7,704
Net income (loss)	(351)	(3,685)	487	(4,181)
Basic and diluted earnings (loss) per share	(0.01)	(0.07)	0.01	(0.08)
Weighted avg. # of shares outstanding - basic	64,161,622	55,239,628	61,796,255	51,831,209
Weighted avg. # of shares outstanding - diluted	64,161,622	55,239,628	65,311,115	51,831,209

Quarter ended June 30, 2008 compared to the Quarter ended June 30, 2007

Sales in the quarter ended June 30, 2008 increased from the quarter ended June 30, 2007, due to both an increase in ounces of gold sold and an increase in the average realized gold price.  The number of ounces of gold sold increased to 23,537 ounces which is an increase of 6,360 ounces (37%). The average realized gold price increased to $900 per ounce which is an increase of $235 (35%).

Sales for the six months ended June 30, 2008 increased $22.0 million compared to the six months ended June 30, 2007 due to an increase of 16,819 ounces of gold sold and an increase of $247 per ounce in the average realized gold price.  This represents a 62% increase in the number of ounces sold and a 37% increase in the average realized gold price.

Gross profit for the quarter ended June 30, 2008 increased to $6.0 million from $4.3 million for the quarter ended June 30, 2007.  For the six months ended June 30, 2008 gross profit increased to $13.3 million from $7.7 million for the same period in 2007 due primarily to the increase in sales.  Income before income taxes increased to $7.2 million from a loss of $2.7 million for the quarters ended June 30, 2008 and 2007 respectively.  For the six months ended June 30, 2008 income before income taxes increased to $8.2 million from a loss of $3.2 million for the same period in 2007.  The Company recognized net losses of $351,000 and $3.7 million for the quarters ended June 30, 2008 and 2007 respectively.  For the six months ended June 30, 2008 the Company recognized net income $487,000 versus a net loss of $4.2 million for the same period in 2007.

Income taxes for the quarter ended June 30, 2008 increased to $7.5 million from $1.0 million for the quarter ended June 30, 2007. This large increase in income taxes is related primarily to the significant strengthening of the R$ and its effect on the inter-company debt, which has increased substantially as a result of the Company making US$ loans to its Brazilian subsidiaries for the purpose of financing construction and operations in Brazil.  The Company is required to report a future income tax expense; however it is not actually required to pay such tax expense until such time as the inter-company debt is repaid.  The amount of the tax liability that will actually be payable will depend on the foreign exchange rate in effect at the time the inter-company debt is repaid, if ever.

The Company has bank accounts in Brazil, Canada and the United States.  Monies transferred into Brazilian banks by the Company are treated as loans to the Company’s wholly-owned Brazilian subsidiaries.  This debt is eliminated during consolidation in the Company’s reported financials. As a result of changes in foreign currency valuations, specifically the exchange rate of the R$ to the US$, the income tax expense the Company reports from period to period will vary as the inter-company debt is revalued in R$.  As a result of the significant strengthening of the R$ from R$1.75 to R$1.60 to the US$ during the quarter ended June 30, 2008, the Company, like other gold producers operating in Brazil, was required to record a future income tax expense of approximately $6.3 million on the revaluation of the US$ denominated inter-company debt.

For the six months ended June 30, 2008 income taxes increased to $7.8 million from $1.0 million for the same period in 2007 primarily for the reasons described in the paragraph above.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
(unaudited)
($ in 000s, except per share amounts)
Stock based compensation	219	4,040	493	4,241
Administration	2,950	2,637	6,022	4,360
Forward derivative loss (gain)	-	(968)	318	748
Forward fx derivative gain	(1,191)	(686)	(1,584)	(1,150)
Foreign exchange gain	(5,691)	(1,623)	(7,939)	(2,302)
Interest expense	3,088	3,331	7,158	4,350
Interest income	(1,457)	(1,186)	(2,702)	(1,531)

•	Stock based compensation expense varies depending upon when stock options vest.
•
Administration costs increased from $2.6 million during the quarter ended June 30, 2007 to $3.0 million during the quarter ended June 30, 2008 and from $4.4 million during the six months ended June 30, 2007 to 6.0 million for the same period in 2008.  The increase was mainly due to increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of the Company’s expansion of operations in Brazil.  In addition, costs increased due to the strengthening of the R$ against the US$.

•
During the quarter ended June 30, 2007, the Company recognized a gain of $968,000 on forward derivative contracts, which contracts the company purchased as required by the Turmalina loan facility, to manage the commodity price exposure on gold sales.  Losses of $318,000 and $748,000 were recognized in the six months ended June 30, 2008 and 2007 respectively associated with increases in the price of gold. During the quarter ended March 31, 2008, the Company closed the forward sales and forward purchase contracts. (See Risk Management Policies - Hedging).

•
The Company recognized an unrealized gain of $535,000 for the quarter ended June 30, 2008 versus an unrealized gain of $219,000 for the quarter ended June 30, 2007 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized realized gains of $656,000 for the quarter ended June 30, 2008 versus $467,000 for the quarter ended June 30, 2007 on forward foreign exchange contracts.  For the six months ended June 30, 2008 the Company recognized an unrealized loss of $343,000 and a realized gain of $1.9 million compared to an unrealized gain of $ 552,000 and a realized gain of $598,000 for the six months ended June 30, 2007.  (See Risk Management Policies - Hedging).

•
Foreign exchange gains of $5.7 million were recognized during the quarter ended June 30, 2008 (gain of $7.9 million for the six months ended June 30, 2008) versus a gain of $1.6 million during the quarter ended June 30, 2007 (gain of $2.3 million for the six months ended June 30, 2007) primarily due to volatility of the R$ and Cdn.$. During the quarter ended June 30, 2008, foreign exchange gains were incurred in Cdn.$ on cash on hand held in Canada, and cash on hand held in Brazil due to the changes of the R$ and Cdn.$ over the US$.

•
Interest expense decreased from $3.3 million during the quarter ended June 30, 2007 to $3.1 million during the quarter ended June 30, 2008. The change was due to a decrease in debt. The Company repaid the loan facility due to RMB International on March 13, 2008.  (See Note 5(a) to our quarter ended March 31, 2008 financial statements.)  For the six months ended June 30, 2008 interest expense increased to $7.2 million from $4.4 million for the same period in 2007 primarily due to the write-off of debt issuance costs relating to the repayment of the loan facility due to RMB International on March 13, 2008 and the interest incurred on the private placement notes issued on March 22, 2007.

•
Interest income increased from $1.2 million during the quarter ended June 30, 2007 ($1.5 million for the six months ended June 30, 2007) to $1.5 million during the quarter ended June 30, 2008 ($2.7 million for the six months ended June 30, 2008), due to interest earned on higher bank deposits.  Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
Operating activities	(1,158)	1,825	(3,426)	(469)
Financing activities	(6,192)	12,383	76,935	88,136
Investing activities	(29,774)	(12,173)	(55,623)	(22,131)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	1,727	2,113	(2,322)	2,684
Increase in cash for the period	(35,397)	4,148	15,564	68,220
Beginning cash balance	96,672	78,831	45,711	14,759
Ending cash balance[1]	61,275	82,979	61,275	82,979
1Cash balance excludes $3.1 million of restricted cash on June 30, 2008 and $3.3 million on June 30, 2007.

At June 30, 2008 and June 30, 2007, the Company had cash and cash equivalents of $61.3 million and $83.0 million, respectively.

Cash flow from operating activities consumed $1.2 million of cash during the quarter ended June 30, 2008 versus cash generated of $1.8 million during the quarter ended June 30, 2007 primarily due to larger increase in non-cash working capital.  Cash flow from operations consumed $3.4 million of cash during the six months ended June 30, 2008 versus $469,000 for the same period in 2007 primarily due to a larger increase in non-cash working capital.

Cash flow from operating activities adjusted for the change in non-cash operating working capital generated $5.8 million of cash during the quarter ended June 30, 2008 versus cash generated of $4.1 million during the quarter ended June 30, 2007 primarily due to an increase in gold sales and gross profit by the Company.  Cash flow from operations generated $10.9 million of cash during the six months ended June 30, 2008 versus $4.2 million for the same period in 2007. This increase in cash flow adjusted for the change in non-cash working capital is a result of an increase in gold sales and gross profit by the Company. (See Non-GAAP Financial Measure).

Financing activities consumed $6.2 million of cash during the quarter ended June 30, 2008 primarily for $3.6 million repayment of debt and $2.8 million for shares purchased for cancellation; and generated $12.4 million during the same period in 2007 primarily from the proceeds of the early warrant exercise program.   During the six months ended June 30, 2008 financing activities generated $76.9 million, primarily as a result of an equity financing in February 2008 that generated gross proceeds of Cdn$110.6 million ($109.6 million).  During the six months ended June 30, 2007 financing activities generated $88.1 million.  During March 2007 an early exercise program for listed warrants generated $18.8 million and a private placement of units generated gross proceeds of Cdn.$ 86.3 million ($74.5 million).  (See Notes 10(h) and 13(b) to the annual financial statements)

Investing activities consumed $29.8 million of cash during the quarter ended June 30, 2008 ($55.6 million for the six months ended June 30, 2008) versus $12.2 million for the quarter ended June 30, 2007 ($22.1 million for the six months ended June 30, 2007).  The funds were used for mineral exploration, projects under development and the purchase of property, plant and equipment.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $1.7 million gain during the quarter ended June 30, 2008 (quarter ended June 30, 2007 - $2.1 million gain). For the six months ended June 30, 2008 the effect of foreign exchange on the non-US$ denominated cash and cash equivalents was a $2.3 million loss versus a $2.7 million gain for the same period in 2007.  This reflects the changes of the R$ and Cdn.$ versus the US$.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Cash Requirements - 2008 Capital Spending Program
($ in 000s)

	Three Months Ended	Six Months Ended	Remainder	Total
	June 30, 2008	June 30, 2008	of 2008	Budget 2008
Caeté Project	$12,052	$17,814	$12,468	$30,282
Turmalina	7,527	10,692	7,918	18,610
Paciência Project	12,370	26,409	14,264	40,673
Other spending [1]	4,524	7,647	11032	18,679
Total capital spending	$36,473	$62,562	$45,682	$1 08,244

[1]Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and head offices spending.

The Company believes that its cash held in accounts and cash flow generated by operations, which is expected to rise significantly as the operations under development are completed and brought on-line, along with limited borrowings will be sufficient to finance the expansion of existing operations and the construction of new projects and to fund other cash requirements for the remainder of 2008.

Total Capital Spending during the Period
($ in 000s)

	Three Months Ended March 31, 2008	Six Months Ended June 30, 2008
Capital spending - excluding exploration	$25,658	$41,318
Capital spending - exploration	10,815	21,244
Total capital spending	$36,473	$62,562

Amount paid in cash	$29,774	$55,623
Amount financed	6,699	6,939
Total capital spending	$36,473	$62,562

           The Company has identified four primary uses of capital during 2008.  These include:

(a)           new mine development and processing capacity
(b)           expansion of existing operations
(c)           exploration at brownfield properties in the Iron Quadrangle
(d)           sustaining capital to maintain existing operations

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Contractual Obligations

The Company’s contractual obligations as at June 30, 2008 are summarized as follows ($ in 000s):

	2008	2009	2010	2011	2012+	Total
Contractual Obligations
Financing
Principal	$7,234	$11,191	$2 56	$75	$84,675	$103,431
Interest	4,704	8,979	8,911	8,895	2,022	3 3,511

Management Agreements[1]
Operations	3 75	-	-	-	-	375

Suppliers Agreements
Mine Operations[2]	1,340	-	-	-	-	1,340
Drilling[3]	802	-	-	-	-	802

Asset Retirement Obligations	283	272	-	-	6,566	7,121
Joint Venture Agreement[4]	1,032	1,500	-	-		2,532
Total	$15,770	$21,942	$9,167	$8,970	$93,263	$149,112

[1]The management agreement is renegotiated on an annual basis. (See Note 9(a) to the Company's financial statements for the quarter ended June 30, 2008)
[2]The Company has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.
[3]The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
[4]The Company entered into a formal agreement with Xstrata for the Company to explore the Pedra Branca Gold Project in Ceará, Brazil (See Note 17(b) to the Company's 2007 annual financial statements).

Balance Sheet Highlights

($ in 000s)
	2008	June 30 2007	2006
Current assets	$100,716	$104,321	$48,682
Long term assets	228,424	113,653	61,174
Total assets	$329,140	$217,974	$109,856

Current libilities	$28,707	$21,047	$10,958
Long term liabilities	96,410	79,373	16,764
Total liabilities	$125,117	$100,420	$27,722

Working capital decreased $11.3 million from $83.3 million at June 30, 2007 to 72.0 million at June 30, 2008 primarily due to an increase in current liabilities including accounts payable, notes payable and asset retirement obligations.

On February 21, 2008, the Company completed the equity financing referred to above for gross proceeds of Cdn.$110.6 million ($109.6 million).  The underwriters were paid a fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.  The proceeds of the offering were used primarily to fund capital expenditures for exploration and expansion at the Company’s three largest projects in Brazil, to close forward sales contracts (see Note 3(a) to the Company's financial statements for the quarter ended June 30, 2008) and repay project financing term debt and for general corporate purposes.

On March 22, 2007, the Company issued private placement notes for gross proceeds of Cdn.$86.3 million $74.5 million bearing a coupon of 10.5%, payable semi-annually in arrears. (See Note 10(h) to the Company's 2007 annual financial statements.)

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Risk Management Policies - Hedging

Forward Gold Sales and Purchase Contracts - Derivative Financial Instruments

During the quarter ended March 31, 2008, the Company paid RMB International (“RMB”) $22.1 million to close the forward sales contracts.  At December 31, 2007, forward sales contracts for 48,556 ounces were outstanding, which were to be settled at $527.10 at the end of each quarter over the term of the contracts.

During the quarter ended March 31, 2008, the Company closed the forward purchase contracts, realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued at December 31, 2007. At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.

With these transactions the Company has no forward gold production hedged.

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at June 30, 2008, the Company has forward foreign exchange contracts to purchase Brazilian reais at a weighted average rate of 1.8747 as follows:

	Amount in thousands of	Settlement amount in
Settlement Date	US$	thousands of R$
2-Jul-08	$1,000	R $	1,771
31-Jul-08	1,000		1,655
31-Jul-08	1,000		1,707
29-Aug-08	1,000		1,792
29-Aug-08	1,000		2,076
30-Sep-08	1,000		1,773
31-Oct-08	1,000		1,775
28-Nov-08	1,000		2,201
30-Dec-08	1,000		2,123
Total	$9,000	R $	16,873

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At June 30, 2008 and December 31, 2007, $3.0 million of cash was restricted for this purpose.

At June 30, 2008, current assets include $1.3 million (December 31, 2007 current assets include $1.7 million) of unrealized foreign exchange gains.  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Unrealized loss (gain)	$(535)	$(219)	$343	$(552)
Realized gain	(656)	(467)	(1,927)	(598)
Total	$(1,191)	$(686)	$(1,584)	$(1,150)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.

This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

 Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

NORMAL COURSE ISSUER BID

In August 2007, the Company received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of the Company at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million. The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008. In June 2008, the Company received approval from the TSX for an amendment to the second normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to the maximum aggregate purchase price of Cdn.$10.0 million.

The Company purchased 285,000 shares at an average price of Cdn.$9.84 during the quarter ended June 30, 2008. As at June 30, 2008, the Company had purchased 517,300 of its common shares at an average price of Cdn.$10.06 under the second normal course issuer bid. These shares have been cancelled.  Future shares purchased under the normal course issuer bid will be scheduled for cancellation.

The Company decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects.  In such circumstances, the Company believes the outstanding common shares represent an attractive investment, since a portion of the Company’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.

The Company entered into an automatic share purchase plan with a broker in order to facilitate repurchases of its common shares under its previously announced normal course issuer bid. Under the Company's automatic share purchase plan, the Company's broker may repurchase shares under the normal course issuer bid at times when the Company would ordinarily not be permitted to due to self-imposed blackout periods. The broker purchased on the Company’s behalf 304,000 shares at an average price of Cdn.$9.82 subsequent to the end of  the quarter ended June 30, 2008.

RELATED PARTY TRANSACTIONS

The Company incurred management fees of $375,000 for the six months ended June 30, 2008 ($375,000 for the six months ended June 30, 2007) from IMS Engenharia Mineral Ltda ("IMS"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company incurred occupancy fees of $90,000 for the six months ended June 30, 2008 ($60,000 for the six months ended June 30, 2007) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term of the agreement is three years beginning on the date of occupancy and the Company is responsible for paying for its portion of the leasehold improvements.  The amount paid by the Company for any capital improvements in excess of one-half will be treated as prepaid occupancy fees.  At June 30, 2008 prepaid expenses and sundry assets includes $72,000 (December 31, 2007 - $101,000) from BZI relating to leasehold improvements paid by the Company.

The Company also incurred consulting fees and administrative service charges of $167,000 from BZI for the six months ended June 30, 2008 ($317,000 for the six months ended June 30, 2007).  At June 30, 2008 accounts payable and accrued liabilities includes $46,000 (December 31, 2007 -$nil) for consulting fees.  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.

The Company recognized rental income of $9,000 from Prometálica Mineração Ltda (“PML”) and $34,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the six months ended June 30, 2008 ($55,000 from PML and $99,000 from PCO for the six months ended June 30, 2007) for providing temporarily idle equipment and equipment maintenance services.  PCO is controlled by IMS, a founding shareholder of the Company.  As at June 30, 2008 prepaid expenses and sundry assets includes $25,000 receivable from PML, and $76,000 from PCO (December 31, 2007 - $149,000 from PML and $36,000 from PCO).  During the six months ended June 30, 2008 the Company also received approximately $20,000 ($73,000 for the same period in 2007) of royalty income relating to the NSR.

SUBSEQUENT EVENT

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. At this time the financial impact of this action is indeterminate. Prior to the filing, the primary shareholders of PML; BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company. This guarantee will ensure the recovery of the Net Smelter Royalty due from PML. As at June 30, 2008 the amount of the obligation is approximately $1.1 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated annual financial statements.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include labor, benefits, material and other product costs.  These costs are charged to earnings and are included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mineral exploration projects and mining properties are depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a) Effective January 1, 2008 the Company adopted the following new CICA Handbook Standards:

(i) Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation.  These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. (Note 3)

(ii) Capital Disclosures:

In December 2006, the CICA published Section 1535 of the Handbook, Capital Disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) the consequences of non-compliance in the event the entity has not complied.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.  (Note 10)

(iii) Inventories:

In January 2007, the CICA published Section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.  The new standard did not impact the current or prior years financial statements.

(b) Accounting Principles Issued but not yet Implemented:

 (i) Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all Publicly Accountable Enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

(ii) Goodwill and intangible assets:

In February 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets replacing accounting standard Section 3062, Goodwill and Other Intangible Assets, and accounting standard Section 3450, Research and Development Costs. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company has begun assessing the Brazilian GAAP requirements for the transition to IFRS.

While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed and Cash Operating Cost per ounce processed in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per tonne processed
	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2008	2008
Production costs per statement of operations	$11,174,000	$20,569,000
Change in inventory [1]	(1,617,000)	(2,086,000)
Operational cost of tonnes processed [2]	9,557,000	18,483,000
divided by
Tonnes processed	256,000	469,000
equals
Cost per tonne processed	$37.30	$39.60

Sabará Cash Operating Cost per tonne processed
	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2008	2008
Production costs	$2,982,000	$5,574,000
Change in inventory [1]	60,000	(106,000)
Operational cost of tonnes processed [2]	3,042,000	5,468,000
divided by
Tonnes processed	134,000	243,000
equals
Cost per tonne processed	$22.70	$22.50

Turmalina Cash Operating Cost per tonne processed
	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2008	2008
Production cost	$8,192,000	$14,995,000
Change in inventory [1]	(1,677,000)	(1,980,000)
Operational cost of tonnes processed [2]	6,515,000	13,015,000
divided by
Tonnes processed	122,000	224,000
equals
Cost per tonne processed	$53.40	$58.10

[1] Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

[2] The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

NON-GAAP FINANCIAL MEASURE

The Company uses the financial measure "adjusted cash flows from operating activity” to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activity is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activity is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activity does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted cash flows from operating activity provides useful information to investors because it excludes certain non-cash items and is a better indication of the Company's cash flow from operations. The items excluded from the computation of adjusted cash flows from operating activity, which are otherwise included in the Statements of Cash Flows prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
Cash flow from operating activities as Reported	$(1,158)	$1,825	$(3,426)	$(469)
Adjustment:
Change in non-cash operating working capital	(6,941)	(2,323)	(14,290)	(4,675)
Adjusted cash flow from operating activities	$5,783	$4,148	$10,864	$4,206

DESIGN OF INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company is made known to the Company's CEO and CFO in a timely manner, so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. The Company’s CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2008, and have concluded that such disclosure controls and procedures are effective.

The Company’s management, under the direction and supervision of the CEO and CFO, are also responsible for establishing and maintaining internal controls over financial reporting. These controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles. There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

OUTSTANDING SHARE DATA

Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange - Arca.

At August 11, 2008, we had 63,982,281 issued and outstanding common shares, as well as 7,096,013 stock options outstanding.

[The remainder of this page has been left intentionally blank]

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)
GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The amount of gold in each tonne of ore, usually expressed in grams per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Recovery Grade
The actual grade of ore realized after the mining and treatment process.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated
under the laws of Ontario.

DIRECTORS

Andrew C. Burns[1]

Gil Clausen[3,4]

William E. Dow[3]

Juvenil T. Felix

Gary E. German[1,2,4]
Chairman

Anthony F. Griffiths[1,2,3]

Daniel R. Titcomb

1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

Juvenil T. Felix
Chief Operating Officer

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
VP Operations

Adriano L. Nascimento
VP Exploration & Engineering

Robert Zwerneman
VP Corporate Development, Director of IR

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies, Ward, Phillips &Vineberg LLP
Toronto, Ontario
New York, NewYork

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

Toronto Stock Exchange: “JAG”, “JAG.NT”
NYSE Arca: “JAG”